Free Writing Prospectus (to the Preliminary Prospectus dated August 20, 2012)	Filed Pursuant to Rule 433 Registration Statement No. 333-183410 Dated: August 20, 2012

Domtar Corporation

Pricing Term Sheet

Issuer:	Domtar Corporation

Security:	6.25% Senior Notes due 2042

Size:	$250,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	September 1, 2042

Coupon:	6.25%

Price:	99.581%

Yield to maturity:	6.281%

Spread to Benchmark Treasury:	337.5 bps

Benchmark Treasury:	3.000% UST due May 15, 2042

Benchmark Treasury Price and Yield:	101-27+; 2.906%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2013

Optional Redemption:

At any time, at a redemption price equal to the greater of (i) 100% of principal amount or (ii) discounted present value at T+50 bps, plus accrued and unpaid interest, if any.

No redemption at 100% of principal amount during six months prior to stated maturity (notwithstanding the preliminary prospectus dated August 20, 2012).

Net Proceeds to Issuer Before Expenses:	$246,765,000

Trade Date:	August 20, 2012

Settlement:	T+3; August 23, 2012

CUSIP / ISIN:	257559AJ3 / US257559AJ34

Ratings:	Baa3/BBB-

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

Scotia Capital (USA) Inc.

CIBC World Markets Corp.

Goldman, Sachs & Co.

BMO Capital Markets Corp.

Desjardins Securities Inc.

Deutsche Bank Securities Inc.

National Bank of Canada Financial Inc.

Rabo Securities USA, Inc.

TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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